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EXHIBIT(f)(1)

                             QUESTIONS AND ANSWERS

     Q.1  WHY IS UNISYS MAKING THIS OFFER?

     A.1 Unisys is making this offer to provide an incentive for the immediate conversion of up to $294 million of its 8-1/4% Convertible Subordinated Notes due 2006 into common stock. We expect two benefits from this. It will strengthen the company's balance sheet by increasing its common equity and reducing debt. In addition, it will reduce the future interest payments on the 8-1/4% Convertible Subordinated Notes due 2006, which may improve the company's creditworthiness.

     Q.2 WHY ISN'T UNISYS SIMPLY CALLING THE 8-1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006 FOR REDEMPTION IN ORDER TO FORCE CONVERSION?

     A.2 Under terms of the notes, Unisys is not permitted to call the 8-1/4% Convertible Subordinated Notes due 2006 for redemption until March 15, 1999.

     Q.3 WHY IS UNISYS SEEKING ONLY $294 MILLION IN PRINCIPAL AMOUNT OF THE $299 MILLION OF THE 2006 NOTES OUTSTANDING?

     A.3 Unisys has elected to leave at least $5 million of the 2006 notes outstanding after the induced conversion to ensure that the 2006 notes would remain listed by the New York Stock Exchange for holders choosing not to convert their notes under the offer.

     Q.4 WILL HOLDERS OF THE 8-1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006 WHO CHOOSE TO CONVERT IN THE OFFER RECEIVE UNPAID AND ACCRUED INTEREST?

     A.4  Yes.

     Q.5  HOW WILL THE CONVERSION AFFECT UNISYS FINANCIAL STATEMENTS?

     A.5 Measuring the exact impact of the transaction is dependent on the amount of notes held by noteholders who accept this offer. Assuming the full $294 million of notes are converted, the company would take a one-time charge against fourth-quarter net income of approximately $46 million, would issue an additional 42.8 million shares of common stock, and would save approximately $24 million in annual interest payments. In addition, the company's total debt-to-capital ratio would decline from approximately 51% to 44%.

     Q.6  WHAT IS THE TAX TREATMENT OF THE PREMIUM TO THE NOTEHOLDER?

     A.6 You should consult your tax advisor. In most circumstances, the premium of $155 per $1,000 of principal amount of notes will constitute capital gain provided that the 2006 notes were held as capital assets.

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 Q.7  HOW MUCH OF THE OUTSTANDING SUBORDINATED 2006 NOTES DOES UNISYS EXPECT TO
CONVERT WITH THIS OFFER?

 A.7 While we cannot know how many holders will accept, we expect that the combination of the premium of $155 per $1000 of principal amount of notes and the option of holding Unisys common stock is attractive to all holders. We will only convert up to $294 million in principal amount of the 8-1/4% convertible Subordinated Notes due 2006 outstanding pursuant to this offer. Each holder will need to make an individual assessment of the conversion offer.

 Q.8  IS THERE A MINIMUM PARTICIPATION REQUIREMENT FOR THE OFFER?

 A.8 No. We intend to pay the cash premium of $155 per $1,000 in principal amount of all Convertible Subordinated Notes due 2006 properly tendered for conversion, up to $294 million in principal amount of such notes outstanding.

 Q.9  WHEN WILL THE OFFER END?

 A.9 The offer and withdrawal rights will end at 5:00 p.m., Eastern Standard Time, December 8, 1997, unless the company extends the offer. The company also has the right to terminate or amend the offer at any time before closing without paying the premium; however, the offer must remain open for 5 to 10 business days after any material amendments to the offer are made.

 Q.10 CAN UNISYS CHANGE THE TERMS OF THE OFFER?

 A.10 Yes, as stated above, termination of the offer or amendments thereto are permitted. We would give notice of changes in accordance with the SEC's rules. The offer must remain open for 5 to 10 business days after any material amendments to the offer.

 Q.11 WHAT WILL HAPPEN TO SUBORDINATED 2006 NOTES THAT ARE NOT CONVERTED IN THE OFFERING?

 A.11 Holders of Subordinated 2006 Notes that are not converted in the offering will not be entitled to the $155 cash premium. Those 2006 notes will remain outstanding, will continue to receive interest payments, and will keep all the other rights and preferences they currently have. Since there is only a limited market for the 2006 notes currently outstanding, the 2006 notes which could remain outstanding after the offer could have substantially reduced liquidity.

 Q.12 ARE THERE ANY LIMITATIONS ON TRADING THE COMMON STOCK FOR THE SUBORDINATED NOTEHOLDERS?

 A.12 No. Once the 8-1/4% Convertible Subordinated Notes due 2006 are converted, the common stock received is tradable in the public market.

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There are no limitations on covering short positions or selling the new shares for a profit.

     Q.13 HOW DO I GET MATERIALS TO PARTICIPATE IN THE CONVERSION OFFER?

     A.13 If a broker or other custodian holds your 8-1/4% Convertible Subordinated Notes due 2006 registered in its name, the broker should forward materials to you. You should then instruct your broker whether you want to participate in the conversion offer. You may also obtain materials from the information agent for the conversion offer, Georgeson & Company Inc., Wall Street Plaza, 88 Pine Street, New York, NY, 10005. Georgeson's telephone number is (800) 223-2064.